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                                                                      EXHIBIT 14

                       CODE OF BUSINESS CONDUCT AND ETHICS
                                       OF
                           TELEX COMMUNICATIONS, INC.

      Telex Communication, Inc. (the "Company") recognizes that it is essential to maintain our reputation for integrity among our investors, employees, customers and the public. Therefore, we have enacted this Code of Business Conduct and Ethics (the "Code of Conduct") in order to provide guidance to all our personnel in recognizing and dealing with ethical issues, provide mechanisms for reporting unethical conduct, and help foster and maintain a culture of honesty and accountability throughout the Company. It is, therefore, essential that all Company directors, officers and employees (each, a "Subject Person") adhere to the guidelines set forth in this Code of Conduct.

I.    CONFLICTS OF INTEREST.

      A. Definition. A" conflict of interest" occurs when an individual's private interest interferes in any way - or even appears to interfere - with the interests of the Company as a whole. A conflict situation can arise when a Subject Person takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively. Conflicts of interest also arise when a Subject Person, or a member of the Subject Person's family, receives improper personal benefits as a result of the Subject Person's position in the Company. It is not possible to specify all activities which may create a conflict of interest; however, set forth below are certain situations in which a conflict of interest may arise:

      - consulting with or being an employee of any customer, contractor, supplier or competitor of the Company;

      - serving on the Board of Directors of any customer, contractor, supplier or competitor of the Company;

      - participating in any outside business activities that are competitive with the Company's business; and

      - purchasing goods or services from, or selling goods and services to, the Company.

      B. Prohibition on Conflicts of Interest. The policy of the Company is to prohibit conflicts of interest unless a Subject Person first obtains a waiver pursuant to the Company's review requirements as described in
      Section IX below.

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II.   CORPORATE OPPORTUNITIES.

      All Subject Persons are prohibited from directly or indirectly (a) taking personally for themselves opportunities that are discovered through the use of Company property, information or positions; (b) using Company property, information or positions for personal gain; and (c) competing with the Company. No Subject Person may appropriate for the Subject Person (or divert to any other person or company) any business or financial opportunity in which the Subject Person knows, or could reasonably anticipate, that the Company would be interested. Subject Persons owe a duty to the Company to advance the legitimate interests of the Company when the opportunity to do so arises.

III.  CONFIDENTIALITY.

      All Subject Persons must maintain the confidentiality of information entrusted to them by the Company or its customers, except when disclosure is authorized or legally mandated. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed. Examples of confidential information include, but are not limited to, financial data, technical or scientific information relating to present or future products, personnel information and business or marketing plans or projections.

IV.   FAIR DEALING.

      All Subject Persons should endeavor to deal fairly with the Company's customers, suppliers, competitors and employees. No Subject Person should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

V.    PROTECTION AND PROPER USE OF COMPANY ASSETS.

      All Subject Persons should protect the Company's assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company's profitability. All Company assets should be used only for legitimate business purposes.

VI.   COMPLIANCE WITH LAWS, RULES AND REGULATIONS (INCLUDING INSIDER TRADING
      LAWS).

      A. The Company requires compliance with all applicable laws, rules and regulations, including insider trading laws. Insider trading is both unethical and illegal and will be dealt with decisively.

      B.    Definitions.

            1. "Material Non-public Information" means information that is not available to the general public and that a reasonable investor would consider important in deciding whether to purchase or sell a security. Any information that could reasonably be expected to affect the price of the security must be considered material. Some examples of information that would ordinarily be considered material are: (a) the launch of a new product or service; (b) a change in earnings

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            or earnings projections; (c) an upcoming announcement of earnings or losses; (d) a stock split or reverse stock split or capital-raising transaction; (e) a pending or prospective merger, acquisition or tender offer; (f) the sale of significant assets or a significant subsidiary; and (g) the gain or loss of a substantial customer or supplier. Both positive and negative information can be material.
            The probability that an event will occur affects whether it is material. Any questions concerning the materiality of particular information should be resolved in favor of materiality.

            2. "Trading" means the purchase or sale of stocks, bonds, debentures, options or other marketable securities.

      Questions as to what transactions are covered by these terms can be addressed to the Company's General Counsel.

      C.    Requirements.

            1. No Subject Person may trade in the stock or other securities of a firm at any time when the Subject Person, as a result of employment with the Company, has Material Non-public Information about the firm. This restriction on "insider trading" is not limited to trading in Company securities. It includes trading in the securities of other companies, particularly those that are current or prospective customers or suppliers of the Company and those with which the Company may currently be negotiating.

            2. No Subject Person may communicate Material Non-public Information learned or developed through the Subject Person's employment with the Company to other persons who may trade on or otherwise misuse the information, and no Subject Person may recommend that anyone purchase or sell any securities on the basis of such information. So long as the information is Material Non-public Information, no members of the Subject Person's immediate family or others who have received the Material Non-public Information from the Subject Person may trade in the securities.

            3. After Material Non-public Information, learned or developed through employment with the Company, has been publicly disclosed through a press release or other official announcement, Subject Persons should not trade in the securities until at least two business days following the announcement to allow the market time to absorb the information.

VII. U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC") FILINGS AND OTHER PUBLIC COMMUNICATIONS.

      In order to promote full, fair, accurate, timely, and understandable disclosure in (i) reports and documents the Company files with, or submits to, the SEC, and (ii) other public communications made by the Company, the Company's principal executive officer, principal

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financial officer and principal accounting officer or controller must ensure that the Company's internal disclosure controls and procedures are adhered to.

VIII. ENCOURAGING THE REPORTING OF ANY ILLEGAL OR UNETHICAL BEHAVIOR.

      In order to ensure that the spirit and intent of this Code of Conduct are realized, the Company encourages employees to talk to supervisors, managers or other appropriate personnel, including the General Counsel, the other officers and the Board of Directors or the relevant Board committee of the Company, when in doubt about the best course of action in a particular situation. Additionally, employees should report violations of laws, rules, regulations or this Code of Conduct to such appropriate personnel.

      To encourage employees to report any and all such violations, the Company will not tolerate retaliation for reports made in good faith by any employee of the Company. Retaliation or retribution against any employee for the reporting in good faith of violations of laws, rules, regulations or this Code of Conduct is cause for appropriate discipline, up to and including, dismissal.

      Violations of the Company standards of business conduct and ethics set forth in this Code of Conduct are cause for appropriate corrective action, including dismissal.

IX.   CODE OF CONDUCT WAIVERS.

      A. General. Before a Subject Person, or an immediate family member of a Subject Person, undertakes any action that would be otherwise prohibited by this Code of Conduct, the Subject Person must obtain a written waiver from the Company's General Counsel, or, if the Subject Person is a director or executive officer of the Company, from the Company's Board of Directors or relevant Board committee.

      B. Review Requirements for Non-Executive Subject Persons. For purposes of this Section IX.B, the term Subject Person refers only to a Subject Person who is not an executive officer or director of the Company.

            1. In the event a Subject Person desires to receive a waiver of any provision contained in this Code of Conduct, the Subject Person must first submit a written request to the General Counsel. The request should, at a minimum, contain the following information:

                  a. a description of the Subject Person's duties and responsibilities with the Company;

                  b. a general description of the proposed activities that would violate the provisions of this Code of Conduct;

                  c. a description of the relationship between any of the parties potentially involved in such proposed activity with the Company and the Subject Person; and

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                  d.    the proposed level of the Subject Person's involvement
                  in such proposed activity.

            2. The General Counsel may request additional information and may request a recommendation, evaluation or concurrence from the officers, directors or outside counsel.

            3. Once a written determination has been made, it will continue in effect until it is reversed, modified or withdrawn, irrespective of whether a waiver is granted. Notwithstanding the foregoing, when changed circumstances or new developments occur, the Subject Person is responsible for informing the General Counsel of the change. Upon further review, the previous decision may be reversed, modified or withdrawn.

            4. Records of Code of Conduct waiver reviews will be retained by the General Counsel. Copies will be provided to the Subject Person and filed in the Subject Person's personnel file.

            5. A Subject Person may appeal the determination of the General Counsel directly to the Board of Directors of the Company.

      C.    Review Requirements for Officers and Directors. For purposes of this
      Section IX.C., the term Subject Person refers only to a Subject Person who is an executive officer or director of the Company.

            1. In the event a Subject Person desires to receive a waiver of any provision contained in this Code of Conduct, the Subject Person must first submit a written request to the Board of Directors or relevant Board committee. The request should, at a minimum, contain the following information:

                  a. a description of the Subject Person's duties and responsibilities with the Company;

                  b. a general description of the proposed activities that would violate the provisions of this Code of Conduct;

                  c. a description of the relationship between any of the parties potentially involved in such proposed activity with the Company and the Subject Person; and

                  d. the description of the relationship between any of the parties potentially involved in such proposed activity with the Company and the Subject Person; and

            2. The Board of Directors, or the relevant Board committee may request additional information and may request a recommendation, evaluation or concurrence from outside counsel. Only the Board of Directors or the relevant
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            Board Committee may grant waivers of any provision contained in this
            Code of Conduct.

            3. Once a written determination has been made, it will continue in effect until it is reversed, modified or withdrawn, irrespective of whether a waiver is granted. Notwithstanding the foregoing, when changed circumstances or new developments occur, the Subject Person is responsible for informing the Board of Directors, or the relevant Board committee, of the change. Upon further review, the previous decision may be reversed, modified or withdrawn.

            4. Records of Code of Conduct waiver reviews will be retained by the General Counsel. Copies will be provided to the Subject Person and filed in the Subject Person's personnel file.

            5. In the event a conflict of interest waiver is granted to a Subject Person pursuant to any provision of this Section IX.C., the Company will promptly disclose the waiver to the stockholders of the Company.

X.    COMPLIANCE, ENFORCEMENT AND AMENDMENT

      The Company is committed to this Code of Business Conduct and Ethics. At every level of the Company, Subject Persons are expected to acknowledge and comply with this Code, as well as all the other principles by which the Company conducts its business.

      This Code does not include every Company policy on employee business conduct. Policies not included in this Code are equally important, and Subject Persons are expected to understand and comply with them. Adherence to and compliance with this Code of Conduct is a condition of employment. This Code does not, nor is it intended to, contain contractual promises or constitute a contract or guarantee of continuing employment between the Company and its employees.

      If this Code and other Company policies are not followed, disciplinary action, including termination of employment, prosecution as well as other legal action may result.

      The Company may at any time and from time to time amend or revise the principles and policies in this Code without providing Subject Persons prior notice. Furthermore Subject Persons will be required to comply with any principles, policies and procedures which may be promulgated in the future.

XI.   INTERNAL USE

The Code is intended solely for the internal use by the Company and does not constitute an admission, by or on behalf of the Company as to any fact, circumstance, or legal conclusion.

Date:___________________

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